Supplement to Offer to Purchase for Cash
Dated July 8, 2003
All Outstanding Shares of Class B Common Stock
(Including the Associated Preferred Share Purchase Rights)
of
Methode Electronics, Inc.
at
$50.00 Net Per Share
by
MEI Investment Corp.
A Wholly Owned Subsidiary of
Dura Automotive Systems, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 18, 2003, UNLESS THE OFFER IS EXTENDED.

This Supplement to the Offer to Purchase (the “Supplement”) amends and supplements the Offer to Purchase, dated July 8, 2003 (the “Offer to Purchase”), of MEI Investment Corp. (the “Purchaser”), a wholly owned subsidiary of Dura Automotive Systems, Inc. (“Parent”). This Supplement should be read in conjunction with the Offer to Purchase. The Supplement has been prepared to disclose the terms and conditions of the amended offer and to update the information included in the Offer to Purchase with respect to events that have occurred since the distribution of the Offer to Purchase.

The amended offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the offer a number of shares of Class B Common Stock, par value $0.50 per share, with the associated preferred share purchase rights (together, the “Class B Shares”), of Methode Electronics, Inc. (the “Company”), which represents at least a majority of the total number of Class B Shares outstanding on a fully diluted basis, and (ii) the Purchaser being satisfied, in its reasonable discretion, that the associated preferred share purchase rights are inapplicable to the Purchaser or Dura Automotive Systems, Inc. (“Parent”) as a result of the offer as described herein.

A summary of the principal terms of the amended offer appears on pages 1 through 5 of the Supplement. You should read this entire document and the Offer to Purchase previously sent to you before deciding whether to tender your Class B Shares.

This Supplement, the Offer to Purchase and the related letter of transmittal contain important information, and you should carefully read them in their entirety before making a decision with respect to the offer.

The Information Agent for the Offer is:

August 4, 2003

SUMMARY TERM SHEET
INTRODUCTION
THE OFFER
1. Terms of the Offer.
5. Principal U.S. Federal Income Tax Considerations.
6. Price Range of Class A Shares and Class B Shares; Dividends.
8. Certain Information Concerning the Company.
10. Source and Amount of Funds.
11. Background of the Offer.
12. Purpose of the Offer; Plans for the Company; Statutory Requirements; Appraisal Rights.
13. Dividends and Distributions.
14. Conditions of the Offer.
15. Certain Legal Matters; Regulatory Approvals.
16. Fees and Expenses.
EX-(a)(1)(viii) Supplement to Offer to Purchase
EX-(a)(5)(iv) Text of press release

SUMMARY TERM SHEET		1
INTRODUCTION		S-1
THE OFFER		S-4
1.	Terms of the Offer	S-4
5.	Principal U.S. Federal Income Tax Considerations	S-4
6.	Price Range of Class A Shares and Class B Shares; Dividends	S-5
8.	Certain Information Concerning the Company	S-6
10.	Source and Amount of Funds	S-6
11.	Background of the Offer	S-7
12.	Purpose of the Offer; Plans for the Company; Statutory Requirements; Appraisal Rights	S-13
13.	Dividends and Distributions	S-15
14.	Conditions of the Offer	S-15
15.	Certain Legal Matters; Regulatory Approvals	S-18
16.	Fees and Expenses	S-19

i

SUMMARY TERM SHEET

      MEI Investment Corp., an indirect, wholly owned subsidiary of Dura Automotive Systems, Inc., is offering to purchase all outstanding shares of Class B Common Stock, par value $0.50 per share, of Methode Electronics, Inc. (together with the associated preferred share purchase rights) for $50.00 net per share in cash, upon the terms and subject to the conditions set forth in this Supplement, the Offer to Purchase and the related Letter of Transmittal. The following are some of the questions you, as a Class B stockholder of Methode, may have and answers to those questions. You should carefully read this Supplement, and the Offer to Purchase and the related Letter of Transmittal previously delivered to you in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Supplement and in the Offer to Purchase and the Letter of Transmittal previously delivered to you. Terms used but not defined have the meaning set forth in the Offer to Purchase.

Why are you sending me this Supplement?

      We are sending you this Supplement to the Offer to Purchase to inform you of the amended terms of our offer and to update you with respect to certain events that have occurred since to the distribution of the Offer to Purchase. On August 4, 2003, we amended our offer to, among other things:

(i) increase the offer price for each Class B Share from $23.00 per share in cash to $50.00 per share in cash;

(ii) extend the offer until August 18, 2003;

(iii) commit, upon completion of the offer, to fund a special distribution of $0.35 per share to the holders of the Class A Shares;

(iv) commit, upon completion of the offer, to execute a three-year corporate governance agreement with Methode pursuant to which, among other things, we will agree to vote our Class B Shares to elect a Board of Directors of Methode that consists of a majority of “independent” directors (within the meaning of the proposed rules of the Nasdaq Stock Market); and

(v) waive certain conditions of our original offer, including our condition that the restrictions on business combinations set forth in Section 203 of the General Corporation Laws of the State of Delaware be inapplicable to us as a result of the offer.

Why have you amended your offer?

      We have amended our offer in response to the recently announced agreement between Methode and the William J. McGinley Marital Trusts and certain McGinley family members (collectively, the “McGinley Stockholders”), pursuant to which Methode redeemed 750,000 Class B Shares held by the McGinley Stockholders for $22.75 per share on July 21, 2003, and agreed to engage in a merger transaction which will result in all of the remaining holders of Class B Shares receiving $23.55 per share in cash. The McGinley Stockholders, who continue to hold approximately 54% of the outstanding Class B Shares, agreed, among other things, to vote their remaining Class B Shares in favor of the merger and not to dispose or otherwise transfer their remaining Class B Shares. The proposed merger is required to be approved by Methode’s stockholders. The Methode/ McGinley agreement currently precludes the minimum tender condition of our offer from being satisfied.

      The agreement provides that the Board of Directors of Methode is not required to call, or to hold, a special meeting of Methode’s stockholders for the purpose of approving the merger, nor are the McGinley Stockholders required to vote for the merger, and the Board of Directors or the Special Committee are permitted to enter into discussions or negotiations with any person that previously has made an unsolicited bona fide written acquisition proposal if (A) the Company Board, after consultation with and having considered the written advice of its legal counsel, determines in good faith that (x) such acquisition proposal would, if consummated, constitute a superior proposal (as defined in the agreement), and (y) such action is necessary for the Company Board to comply with its duties to the Company’s stockholders under applicable law, (B) the Special Committee, after consultation with and having considered the written advice of its legal counsel, determines in good faith that such acquisition proposal would, if consummated, be fair to and in the best interests of the Company’s stockholders and (C) prior to taking such action, the Company receives from such person an executed confidentiality agreement in reasonably customary form.

      We believe that our amended offer constitutes a superior proposal under the Methode/ McGinley agreement and, as a result, the Board of Directors is required to abandon the merger, terminate the Methode/ McGinley agreement and permit our amended offer to proceed.

How does the offer compare to the announced plan of Methode to cash-out all of the Class B Shares at a price of $23.55 per share?

      We believe our offer is superior to the proposed merger involving Methode because, among other things, our offer price provides Class B stockholders with a 112.3% premium over the $23.55 per share price to be paid by Methode Electronics in the merger. In addition, our offer contemplates that we would fund a special distribution of $0.35 per share to the holders of the Class A Shares and enter into a three-year corporate governance agreement for the benefit of the holders of the Class A Shares. Further, we intend to instruct our representatives to the Board of Directors of Methode, subject to the proper exercise of their fiduciary duties, to support a matching dividend by Methode of $0.26 per share, for a total special distribution of $0.61 per Share, or over 15 times greater than the dividend that Methode has agreed to pay to the holders of the Class A Shares in connection with the proposed merger. Our proposal does not require Methode to fund any amounts in excess of the amount contemplated in the proposed merger and dividend.

How much are you now offering to pay for my securities and what is the form of payment?

      We are now offering to pay you $50.00 per share in cash without brokerage fees, commissions or, except in certain circumstances, transfer taxes. See “Introduction.”

Do you have the financial resources to pay for the Class B Shares?

      We will need approximately $17.4 million to purchase all Class B Shares pursuant to the offer and to pay related fees and expenses. In addition, we will need an additional $12.4 million to fund a special distribution to the holders of the Class A Shares. As of June 30, 2003, Dura Automotive Systems, Inc. had cash and cash equivalents in the amount of approximately $163.0 million. Dura Automotive Systems, Inc. will contribute or otherwise advance funds to enable us to consummate the offer and fund the special dividend. Dura Automotive Systems, Inc. expects, based upon internally available cash, to have sufficient cash on hand at the expiration of the offer to pay the offer price for all Class B Shares in the offer and to fund the special dividend. The offer is not conditioned upon any financing arrangements. See “The Offer—Section 10.” as restated in this Supplement.

Is your financial condition relevant to my decision to tender in the offer?

      Because the form of payment consists solely of cash and is not conditioned upon any financing arrangements, we do not think our financial condition is material to your decision whether to tender in the offer.

What does the Board of Directors of Methode Electronics, Inc. think of the amended offer?

      Methode’s Board of Directors has not approved our amended offer or otherwise commented on it as of the date of this Supplement. In response to our original offer to purchase the Class B Shares at $23.00 per share, Methode filed a Solicitation/ Recommendation Statement on Schedule 14D-9 in which it recommended that holders of Class B Shares not tender their Class B Shares in the offer. Methode is required by law to publish, send or give to you (and file with the Securities and Exchange Commission) a statement disclosing any material changes in the disclosure required by Schedule 14D-9.

How long do I have to decide whether to tender in the amended offer?

      You have until the expiration date of the offer to tender. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Monday, August 18, 2003. If the offer is extended, we will issue a press release announcing the extension at or before 9:00 A.M. New York City time on the next business day after the date the offer was scheduled to expire. See “The Offer—Section 1.”

      We may elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased Class B Shares tendered during the offer, during which stockholders may tender, but not withdraw, their Class B Shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1.”

What are the most significant conditions to the amended offer?

      We have amended our offer to waive and/or amend certain of its conditions. You should review pages S-14 through S-16 of this Supplement for a complete list of the remaining conditions to our offer. Our amended offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the offer a number of Class B Shares, which represents at least a majority of the total number of Class B Shares outstanding on a fully diluted basis, and (ii) our being satisfied, in our reasonable discretion, that the associated preferred share purchase rights are inapplicable to us or our parent as a result of the offer as described herein. These conditions, as well as the other conditions to the offer, may be waived by us in our reasonable discretion in whole or in part at any time from time to time before the expiration date of our offer. See “The Offer—Section 14.” as restated in this Supplement.

How will I be notified if the offer is extended?

      If we decide to extend the offer, we will inform Wachovia Bank, N.A., the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer—Section 1.”

How do I tender my Class B Shares?

      To tender Class B Shares, you must deliver the certificates representing your Class B Shares, together with a completed Letter of Transmittal and any other required documents, to Wachovia Bank, N.A., the depositary for the offer, not later than the time the offer expires. If your Class B Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Class B Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three Nasdaq National Market trading days. However, the depositary must receive the missing items within that three trading day period. See “The Offer—Section 3.”

Until what time can I withdraw tendered Class B Shares?

      You can withdraw tendered Class B Shares at any time until the offer has expired, and, if we have not by September 8, 2003 agreed to accept your Class B Shares for payment, you can withdraw them at any time after such time until we accept Class B Shares for payment. You may not, however, withdraw Class B Shares tendered during a subsequent offering period, if one is included. See “The Offer—Section 4.”

How do I withdraw tendered Class B Shares?

      To withdraw Class B Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Wachovia Bank, N.A. while you have the right to withdraw the Class B Shares.

When and how will I be paid for my tendered Class B Shares?

      Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn Class B Shares promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer set forth in “The Offer—Section 14” that are dependent upon the receipt of governmental or regulatory approvals. We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for Class B Shares until satisfaction of all conditions to the offer that are dependent upon the receipt of governmental or regulatory approvals. See “The Offer—Section 2.”

      We will pay for your validly tendered and not withdrawn Class B Shares by depositing the purchase price with Wachovia Bank, N.A., which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Class B Shares will be made only after timely receipt by Wachovia Bank, N.A. of certificates for such Class B Shares (or of a confirmation of a book-entry transfer of such Class B Shares as described in “The Offer—Section 3—Book-Entry Delivery” of the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or facsimile thereof), validation of the tendered Class B Shares eligibility for transfer by Methode Electronic’s transfer agent and any other required documents for such Class B Shares. See “The Offer—Section 2.”

Will the Class B Shares not tendered in the offer be converted into the right to receive cash in a second-step merger or similar business combination?

      No. Any Class B Shares not tendered in the offer will remain outstanding following the completion of our offer. We are making this offer for the purpose of acquiring control of the Board of Directors of Methode Electronics, Inc. The certificate of incorporation of Methode provides, among other things, that the holders of the Class B Common Stock voting as a separate class have the right to elect directors representing up to 75% of the Board of Directors. We currently intend, as soon as practicable after consummation of the offer, to seek maximum representation on the Board of Directors of Methode. We believe that such control through ownership of the Class B Shares will enable us to pursue several strategic initiatives with Method. Although we have not finalized our plans in this regard at this point, we believe that our investment in the Company will strengthen our current and future product offerings by providing us access to Methode’s experienced and well-respected electronics development staff. Parent currently uses many devices similar to those manufactured by the Company in its parking brakes, pedals, power tire carriers, window regulators, seats and shifter systems.

      We believe that a strategic partnership will provide opportunities for the Company to expand its customer base and geographic reach, strengthen its existing supply relationship with us and accelerate the Company’s product development efforts with respect to sensors, electronic throttle controls and electronic control units. We believe that such strategic partnership could be effected through a joint venture, joint development agreement or similar arrangement. We do not have any current plans or proposals to seek to have the Company consummate a merger or other similar business combination with us (or one of our subsidiaries) or otherwise effect an extraordinary corporate transaction following the completion of our offer. We intend, however, to continuously evaluate the Company and our investment in the Class B Shares, and we reserve the right to change our plans and intentions. See “The Offer—Section 12—Purpose of the Offer; Plans for the Company.”

What percentage of the Methode Electronics, Inc. will MEI Investment Corp. own if all of the holders of Class B Shares elect to tender their Class B Shares?

      Assuming all of the holders of Class B Shares tendered their shares in our offer, we would own approximately 1.0% of the outstanding Class A Common Stock and Class B Common Stock on a combined basis. Such Class B Shares would represent approximately 8.7% of the total voting power of the common stock of Methode Electronics, Inc. and have the right to elect up to 75% of the Board of Directors.

If a majority of the Class B Shares are tendered and accepted for payment, will Methode continue as a public company?

      Yes. Methode Electronics, Inc. currently has two classes of common stock, the Class A Common Stock and Class B Common Stock, that are listed on the Nasdaq National Market and registered under the Securities Exchange Act of 1934. Our offer is only for the Class B Shares and, as a result, the Class A Shares will continue to be listed on the Nasdaq National Market and registered under the Securities Exchange Act of 1934 following the completion of our offer. With respect to the Class B Shares, if we purchase all of the tendered Class B Shares, there may be so few remaining Class B stockholders and publicly held Class B Shares that the Class B Shares will no longer be eligible to be traded on a securities exchange and there may not be a public trading market for the Class B Shares. See “The Offer—Section 7.”

If I decide not to tender, how will the offer affect my Class B Shares?

      If the offer is consummated, the number of stockholders and of Class B Shares that are still in the hands of the public may be so small that there will not be an active or liquid public trading market (or, possibly, any public trading market) for Class B Shares held by stockholders other than MEI Investment Corp., which may affect prices at which Class B Shares trade. Pursuant to the terms of Methode Electronics, Inc.’s certificate of incorporation, Class B stockholders may, however, convert their Class B Shares into Class A Shares at any time upon notice to Methode Electronics, Inc. on a share-for-share basis. As previously noted, the Class A Shares will continue to be listed on the Nasdaq National Market after completion of our offer. See “The Offer—Section 7.”

What is the market value of my Class B Shares as of a recent date?

      On July 1, 2003, the last day on which the Class B Common Stock traded before the public announcement of our intention to commence our original offer, the last reported sales price of Methode Electronics, Inc. Class B Common Stock reported on the Nasdaq National Market was $19.75 per share. On August 1, 2003, the last reported sales price of the Class B Common Stock reported on the Nasdaq National Market was $32.37 per share. Please obtain a recent quotation for your Class B Shares prior to deciding whether or not to tender.

Do I have appraisal or dissenter’s rights?

      There are no appraisal or dissenter’s rights available in connection with the offer.

What are the federal income tax consequences of participating in the offer?

      In general, your sale of Class B Shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances.

Who can I talk to if I have questions about the offer?

      You can call MacKenzie Partners, Inc., the information agent for the offer, at (212) 929-5500 (collect) or (800) 322-2885 (toll-free) See the back cover of this Supplement or the Offer to Purchase.

To the Class B Stockholders of Methode Electronics, Inc.:

INTRODUCTION

      The following information amends and supplements the Offer to Purchase, dated July 8, 2003 (the “Offer to Purchase”) of MEI Investment Corp. (the “Purchaser”), a Delaware corporation and an indirect, wholly owned subsidiary of Dura Automotive Systems, Inc., a Delaware corporation (“Parent” or “Dura”), pursuant to which the Purchaser is offering to purchase all outstanding shares of class B common stock (the “Class B Common Stock”), par value $0.50 per share, of Methode Electronics, Inc., a Delaware corporation (the “Company”), and the associated preferred share purchase rights (the “Rights” and, together with the Class B Common Stock, the “Class B Shares”), issued pursuant to the Rights Agreement, dated as of June 23, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the “Rights Agreement”), for $50.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Supplement, the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

      This Supplement should be read in conjunction with the Offer to Purchase. This Supplement has been prepared to amend certain of the terms and conditions of Purchaser’s original offer, to disclose certain events that have occurred since the distribution of the Offer to Purchase, and include additional information requested by the Securities and Exchange Commission (the “SEC”) in the course of its review of the Offer to Purchase. Unless as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal previously mailed to Class B stockholders remain applicable in all respects to the Offer. Terms used but not defined have the meaning set forth in the Offer to Purchase.

      On July 21, 2003, in response to Purchaser’s original offer to purchase all of the Class B Shares for $23.00 per share, the Company announced that it had entered into a new agreement with the William J. McGinley Marital Trusts (the “McGinley Trusts”) and certain McGinley family members (collectively, the “McGinley Stockholders”) pursuant to which the Company redeemed 750,000 Class B Shares held by the McGinley Stockholders for $22.75 per share on July 21, 2003 and agreed to engage in a merger transaction which will result in all of the remaining holders of Class B Shares being entitled to receive $23.55 per share (the “Methode Agreement”). The McGinley Stockholders, as holders of approximately 54% of the outstanding Class B Shares following such redemption, agreed to vote their remaining shares in favor of the merger and not to dispose or otherwise transfer any of their remaining Class B Shares. The proposed merger is required to be approved by the Company’s stockholders. The Methode Agreement currently precludes the Minimum Tender Condition (as defined below) from being satisfied.

      On August 4, 2003, Purchaser amended its Offer to, among other things:

      (i) increase the offer price for each Class B Share from $23.00 per share in cash to $50.00 per share in cash;

      (ii) extend the offer until August 18, 2003;

      (iii) commit, upon completion of the Offer, to fund a special distribution of $0.35 per share to the holders of the Class A Shares;

      (iv) commit, upon completion of the Offer, to execute a three-year corporate governance agreement with the Company pursuant to which, among other things, Parent will agree to vote its Class B Shares to elect a Board of Directors of the Company that consists of a majority of “independent” directors (within the meaning of the proposed rules of the Nasdaq Stock Market); and

      (v) waive certain conditions of its original Offer, including its condition that the restrictions on business combinations set forth in Section 203 of the General Corporation Laws of the State of Delaware be inapplicable to Purchaser and Parent as a result of the Offer.

      In connection with the settlement of certain litigation brought by a Class A stockholder relating to the Company’s proposed tender offer, the Company has recently agreed to declare a special dividend of $0.04 per

Class A Share to the Class A stockholders within 60 days after the acquisition of the balance of the Class B Shares in the proposed merger. If we consummate the Offer, we intend to instruct our representatives on the Company Board, subject to the proper exercise of their fiduciary duties, to support a special dividend to the holders of the Company’s Class A Common Stock in an amount of $0.26 per share. This would result in a total special distribution of $0.61 per share, or over 15 times greater than the dividend that the Company had agreed to pay to the holders of the Class A Shares in connection with the proposed merger and dividend.

      Purchaser has amended its Offer in response to the Methode Agreement. The Methode Agreement provides that the Board of Directors of the Company is not required to call, or to hold, a special meeting of Methode’s stockholders for the purpose of approving the merger, nor are the Methode Stockholders required to vote for the merger, and the Board of Directors or the Special Committee are permitted to enter into discussions or negotiations with any person that previously has made an unsolicited bona fide written acquisition proposal if (A) the Company Board, after consultation with and having considered the written advice of its legal counsel, determines in good faith that (x) such acquisition proposal would, if consummated, constitute a superior proposal, and (y) such action is necessary for the Company Board to comply with its duties to the Company’s stockholders under applicable law, (B) the Special Committee, after consultation with and having considered the written advice of its legal counsel, determines in good faith that such acquisition proposal would, if consummated, be fair to and in the best interests of the Company’s stockholders and (C) prior to taking such action, the Company receives from such person an executed confidentiality agreement in reasonably customary form.

      For purposes of the Methode Agreement:

      (A) a “Superior Proposal” is defined to include any bona fide Acquisition Proposal not directly or indirectly initiated or solicited by the Methode Stockholders or the Company, or encouraged or facilitated by the Methode Stockholders which the Company’s Board of Directors determines in its good faith judgment (after having received the advice of an investment banker), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to the Company’s stockholders (in their capacity as stockholders), from a financial point of view, than the merger and (ii) is reasonably capable of being completed or

      (B) an “Acquisition Proposal” means an inquiry, offer or proposal regarding any of the following (other than the proposed merger) involving the Company: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of a Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for fifty percent (50%) or more of the outstanding shares of Class A Common Stock or Class B Common Stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

      Purchaser believes that its Offer constitutes a superior proposal under the Methode Agreement and, as a result, the Board of Directors of the Company is required to abandon the merger, terminate the Methode Agreement and permit the Offer to proceed. Purchaser believes its Offer is superior to the proposed merger involving the Company because, among other things, the offer price provides the Class B stockholders with a 112.3% premium over the $23.55 per share price to be paid by the Company. In addition, the Offer contemplates that Purchaser would fund a special distribution of $0.35 per share to the holders of the Class A Shares and enter into a three-year corporate governance agreement for the benefit of holders of the Class A Shares. Further, Purchaser intends to instruct its representatives to the Board of Directors of the Company, subject to the proper exercise of their fiduciary duties, to support a matching dividend by the Company of $0.26 per share, for a total special distribution of $0.61 per Share, or over 15 times greater than the dividend that the Company has agreed to pay to the holders of the Class A Shares in connection with the proposed merger. Purchaser’s proposal does not require the Company to fund any amounts in excess of the amount contemplated in the proposed merger and dividend.

      The corporate governance agreement would provide, among other things, (i) Parent will vote its shares of Class B Common stock to elect a Board of Directors of the Company that consists of a majority of “independent” directors (within the meaning of the proposed Nasdaq rules); (ii) Parent will not, without the approval of the independent directors of the Company, purchase any additional shares of Methode common stock or become part of a “group” that owns or seeks to acquire any additional Company common stock; (iii) Parent will not sell any of its Class B Shares without giving the Company an appropriate right of first refusal and will support an amendment to Methode’s certificate of incorporation that will provide that the special voting rights of the Class B Shares will automatically terminate upon any transfer to any non-affiliate of the holder thereof; (iv) Parent will agree not to pursue a business combination transaction with the Company without the consent of the independent directors of the Company unless it is in response to a business combination proposal by a third party; and (v) all business transactions between Parent and the Company will be on arm’s-length terms and any material business transactions between the parties will be subject to the approval of the independent directors of the Company.

      Purchaser has amended the Offer to waive and/or amend certain of its conditions. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the Expiration Date (as defined below) a number of Class B Shares, which represents at least a majority of the total number of Class B Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), and (ii) Purchaser being satisfied, in its reasonable discretion, that the Rights are inapplicable to the Purchaser or its Parent as a result of the Offer as described herein (the “Rights Condition”). Purchaser has waived, among others, its prior condition that the restrictions on business combinations set forth in Section 203 of the General Corporation Law of the State of Delaware (the “Delaware Law”) be inapplicable to the Purchaser or Parent (the “Section 203 Condition”). See “14. Conditions of the Offer.” on page S-13 of the Supplement.

      The Company’s certificate of incorporation provides for two classes of common stock, Class A Common Stock, par value $.50 per share (the “Class A Common Stock” or, together with the Rights, the “Class A Shares”) with one-tenth vote per share and Class B Common Stock with one vote per share. Under the Company’s certificate of incorporation, shares of Class A Common Stock voting as a separate class have the right to elect a minimum of 25% of the Company’s Board of Directors and shares of Class B Common Stock voting as a separate class have the right to elect the remaining directors, representing up to 75% of the Board of Directors, so long as there are at least 100,000 shares of Class B Common Stock outstanding. The Company’s certificate of incorporation authorizes 100,000,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock. According to the Annual Report on Form 10-K of the Company, filed by the Company on July 29, 2003, with the SEC, as of July 25, 2003, there were outstanding 35,308,161 shares of Class A Common Stock and 337,305 shares of Class B Common Stock. Parent and the Purchaser do not own any Class B Shares or other equity securities of the Company. Purchaser is not seeking to acquire any shares of Class A Common Stock in the Offer.

      The purpose of the Offer is to acquire control of the Company’s Board of Directors (the “Company Board”). Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company Board. Purchaser believes that such control will enable it to pursue several strategic initiatives with the Company. Parent does not have any current plans or proposals to seek to have the Company consummate a merger or other similar business combination with it (or one of its subsidiaries) or otherwise effect an extraordinary corporate transaction following the consummation of the Offer. Parent intends, however, to continuously evaluate the Company and its investment in the Class B Shares, and it reserves the right to change its plans and intentions.

      The Company pays a regular cash dividend on the Class B Shares. If Purchaser acquires control of the Company Board, Purchaser does not intend to alter the Company’s existing dividend policy with respect to the Class B Shares.

      THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

      The first two paragraphs on page 6 of the Offer to Purchase are hereby amended and restated to read as follows:

1.     Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Class B Shares that are validly tendered before the Expiration Date and not withdrawn. “Expiration Date” means 12:00 Midnight, New York City time, on Monday, August 18, 2003, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

      The Offer is subject to the conditions set forth in “The Offer—Section 14”, which include, among other things, satisfaction of the Minimum Tender Condition and the Rights Condition. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Class B Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer—Section 4”, retain all such Class B Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Class B Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or the payment for Class B Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

      The discussion set forth under the heading “5. Certain Tax Considerations.” on page 11 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

5.     Principal U.S. Federal Income Tax Considerations. The following is a summary of the principal U.S. federal income tax consequences of the Offer based upon present law. Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the Offer, including the effects of applicable state, local and other tax laws. The following discussion assumes that the Rights continue to be attached to the Class B Common Stock and no Distribution Date occurs. The following discussion may not apply to certain Class B stockholders. For example, the following discussion may not apply to you if you acquired your Class B Shares pursuant to the exercise of stock options or other compensation arrangements with the Company, you are not a citizen or resident of the United States or you are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

      Your sale of Class B Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you tender Class B Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Class B Shares and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if you hold the Class B Shares as capital assets and will be long-term gain or loss if your holding period for the Class B Shares is more than one year as of the date of the sale of such Class B Shares.

      A stockholder whose Class B Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Offer—Section 3—Backup Withholding.”

      The foregoing discussion may not be applicable with respect to Class B Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Class B Shares who are subject to special tax treatment under the Code, such as non-U.S. persons, life insurance companies, tax-exempt organizations and financial institutions, and may not apply to a holder of Class B Shares in light of individual circumstances. Class B stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer.

      The discussion set forth under the heading “6. Price Range to Class A Shares and Class B Shares; Dividends.” on page 12 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

6.     Price Range of Class A Shares and Class B Shares; Dividends. The Class A Shares and Class B Shares are listed and principally traded on Nasdaq under the symbols “METHA” and “METHB,” respectively. The following table sets forth for the periods indicated the high and low sales prices per share on Nasdaq as reported in published financial sources. Information with respect to the Class A Common Stock is set forth below because the Class B Common Stock is convertible into shares of Class A Common Stock at the option of the holder thereof at any time on a share-for-share basis. The information set forth below in the next paragraph and table (for the fiscal years ended April 30, 2002 and 2003) was obtained from the definitive proxy statement filed by the Company with the SEC on June 10, 2003. Although the Purchaser and Parent do not have any knowledge that any such information is untrue, none of Parent, the Purchaser, the Information Agent or the Depositary can take any responsibility for the accuracy or completeness of the information contained in such proxy statement.

      As of April 30, 2001, the Company effected the spin-off of Stratos Lightwave, Inc. (“Stratos”) by distributing 1.5113 shares of Stratos to each stockholder of Class A Common Stock and Class B Common Stock. To increase comparability of the market price information presented, the fiscal year ended April 30, 2001 amounts have been adjusted to exclude an estimate of the impact of the market value of the Stratos stock. This estimate was based on the ratio of the market value of the Class A Common Stock or Class B Common Stock at the opening of trading immediately following the spin-off to the sum of (a) the market value of the Class A Common Stock or Class B Common Stock plus (b) the market value of 1.5113 shares of Stratos at that time. This ratio was applied to the historical high and low stock prices for Class A Common Stock and Class B Common Stock to estimate the adjusted value of the Company stock excluding Stratos.

	Class A		Class B
	Stock Price		Stock Price

	High	Low	High	Low

Fiscal Year Ending April 30, 2004
First Quarter	$12.56	$9.03	$26.30	$19.12
Fiscal Year Ended April 30, 2003
First Quarter	$12.86	$7.75	$13.25	$8.25
Second Quarter	$10.80	$6.25	$19.44	$8.50
Third Quarter	$11.27	$8.00	$19.27	$18.06
Fourth Quarter	$10.98	$8.25	$20.75	$18.50
Fiscal Year Ended April 30, 2002
First Quarter	$9.50	$5.56	$13.70	$6.75
Second Quarter	$9.69	$6.29	$10.10	$6.01
Third Quarter	$9.79	$6.81	$10.25	$7.00
Fourth Quarter	$12.81	$8.16	$12.70	$9.09

      On August 20, 2002, the last day on which the Class A Common Stock traded before the public announcement of the proposed tender offer of the Class B Shares by the Company, the closing price of the Class A Common Stock as reported on the Nasdaq National Market was $9.05. On August 14, 2002, the last day on which the Class B Common Stock traded before the public announcement of the proposed tender offer by the Company of the Class B Shares, the closing price of the Class B Common Stock as reported on the Nasdaq National Market was $8.50.

      On July 2, 2003, the last day on which the Class A Common Stock traded before the public announcement of our intention to commence the Offer, the last reported sales price of the Class A Common Stock as reported on the Nasdaq National Market was $11.23 per share. On July 1, 2003, the last day on which the Class B Common Stock traded before the public announcement of our intention to commence the Offer, the last reported sales price of the Class B Common Stock as reported on the Nasdaq National Market was $19.75 per share. On August 1, 2003, the last reported sales price of the Class B Common Stock reported on the Nasdaq National Market was $32.37 per share. Please obtain a recent quotation for your Class B Shares prior to deciding whether or not to tender.

      The Company pays dividends quarterly and for fiscal years 2003, 2002, and 2001, quarterly dividends were paid at an annual rate of $0.20 on shares of both the Class A and Class B Common Stock. On March 11, 2003, the Company Board declared a dividend of $0.05 per share of Class A Common Stock and Class B Common Stock, payable on April 30, 2003, to holders of record on April 15, 2003.

      If we acquire control of the Company Board, we do not intend to alter the Company’s policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial conditions. In connection with the settlement of certain litigation brought by a Class A stockholder relating to the Company’s proposed tender offer, the Company has agreed to declare a special dividend of $0.04 per Class A Share to the Class A stockholders within 60 days after the acquisition of the balance of the Class B Shares in the proposed merger. If we consummate the Offer, we intend to instruct our representatives on the Company Board, subject to the exercise of their fiduciary duties, to support a special dividend to the holders of the Company’s Class A Common Stock in an amount not less than $0.26 per share, for a total special distribution of $0.61 per Share, or 15 times greater than the dividend that the Company has agreed to pay to the holders of the Class A Shares in connection with the proposed merger.

      The first paragraph under the heading “8. Certain Information Concerning the Company.” on page 14 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

8.     Certain Information Concerning the Company. The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although the Purchaser and Parent do not have any knowledge that any such information is untrue, none of Parent, the Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records on file with the SEC or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, the Purchaser, the Information Agent or the Depositary.

      The sixth paragraph under the heading “9. Certain Information Concerning the Purchaser and Parent.” is hereby amended and restated in its entirety to read as follows:

      Dura currently purchases electronic components from the Company for use in certain of its products. Specifically, Dura purchases electronic switches from the Company for use in certain of the parking brakes it manufactures for use in automobiles manufactured by the Ford Motor Company. These switches function to indicate when a vehicle’s parking brake is engaged. The price at which these products are purchased is determined by the Company and Ford. These purchases are made by Dura through blanket purchase orders of the type customary for the automotive industry. Methode began supplying this product to Dura in mid-2002 after Ford switched suppliers for this product. The total amount paid to the Company by Dura during 2002 was approximately $1.15 million. Dura did not purchase any such components from the Company in 2001. At this time, Dura does not believe that its relationship with the Company is material to its business. In connection with such supplier relationship, operating personnel from Dura have from time to time reviewed the operations of the Company and met with Company personnel. For more information regarding these meetings, see “11. Background of the Offer.”

      The discussion set forth under the heading “10. Source and Amount of Funds.” on page 18 of the Offer to Purchase is amended and restated in its entirety to read as follows:

10.     Source and Amount of Funds. Purchaser will need approximately $17.4 million to purchase all Class B Shares pursuant to the Offer and to pay related fees and expenses. In addition, Purchaser will need an additional $12.4 million to fund a special distribution to the holders of the Class A Shares. As of June 30, 2003, Parent had cash and cash equivalents in the amount of approximately $163.0 million. Parent will contribute or otherwise advance funds to enable the Purchaser to consummate the Offer and fund the special dividend. Parent expects, based upon internally available cash, to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Class B Shares in the Offer and to fund the special dividend. The Offer is not conditioned upon any financing arrangements.

      The discussion set forth under the heading “11. Background of the Offer.” on page 19 of the Offer to Purchase is amended and restated in its entirety to read as follows:

11.     Background of the Offer. As part of the continuous evaluation of its businesses and plans, Parent regularly considers a variety of strategic options and transactions. In recent years, as part of this process, Parent has evaluated various alternatives for expanding its competencies in electronic technologies that are utilized in its products. Parent believes that it is important to continue to expand its capabilities to manufacture electro-mechanical components in order to strengthen its competitive position with respect to certain products. Parent is interested in the Company’s electronics expertise in the areas of switches, sensors, electronic throttle controls, electronic controls units and drive-by-wire technologies.

      On August 20, 2002, the Company publicly announced that it had entered into an agreement with the Trusts and certain McGinley family members to make a tender offer to purchase all of the Company’s outstanding shares of Class B Common Stock at a price per share of $20.00 in cash. Under the agreement, the McGinley Trusts, which owned approximately 85.7% of the outstanding Class B Shares, agreed to tender their Class B Shares in the tender offer.

      On September 20, 2002, the Company publicly disclosed that it was served with a complaint filed in the Court of Chancery of the State of Delaware naming the Company and all of its directors as defendants, seeking injunctive and other equitable relief with respect to a proposed tender offer to purchase all of the Company’s outstanding shares of Class B Common Stock.

      On December 26, 2002, the Company and the McGinley Trusts executed an amendment to the original agreement to provide that the Company would call a special meeting of its Class A stockholders for the purpose of obtaining their approval of the proposed tender offer. The amendment also extended the date after which the original agreement was terminable by either the Company or the Trusts in the event the Company tender offer was not completed from March 31, 2003 to May 31, 2003.

      On March 17, 2003, the Company announced it has signed a memorandum of understanding with the plaintiff in the Class A stockholder lawsuit relating to the proposed tender offer by the Company to purchase all of the outstanding shares of its Class B Common Stock at a price of $20.00 per share. Pursuant to the terms of the memorandum of understanding, the Company agreed, among other things, to only proceed with the proposed tender offer if it is approved by a majority of the shares of its Class A Common Stock present in person or by proxy at a special meeting (excluding shares held by the McGinley family members and their affiliates) and if the tender offer is consummated, to declare a special dividend of $0.04 per Class A share to the Class A stockholders within 60 days.

      On May 16, 2003, Parent’s Chief Executive Officer and Chief Financial Officer met with a third party to gather information regarding the Company and instructed such third party to attempt to arrange a meeting with the McGinley Trusts. A meeting was tentatively scheduled for June 11, 2003. The meeting was subsequently cancelled. Parent was informed that the McGinley Trusts were prohibited from speaking to Parent under the terms of its agreement with the Company. This agreement could be terminated at any time by either the Company or the Trusts because the Company’s tender offer was not completed on or prior to May 31, 2003.

      On June 6, 2003, operating personnel from Dura met with operating personnel of the Company to discuss the possibility of establishing an additional supplier relationship with the Company with respect to new electro-mechanical systems being developed by Dura. This meeting focused on the electronic capabilities of the Company with respect to these new systems being developed by Dura. A follow-up meeting occurred on June 13, 2003, to further discuss the Company’s electronic capabilities. During this meeting, Dura’s personnel were given a tour of the Company’s electronics lab and testing area and reviewed the Company’s design software. On June 26, 2003, Dura personnel toured two of the Company’s manufacturing facilities and reviewed with Company personnel the Company’s manufacturing process and product testing capabilities. No further meetings have occurred and no definitive agreements, arrangements or understandings resulted from these meetings.

      On June 10, 2003, the Company filed a definitive proxy statement with the SEC for the purpose of soliciting proxies in connection with a special meeting of eligible Class A stockholders to be held on July 10, 2003, for the purpose of considering a proposal to approve the making of the proposed tender offer by the Company for the Class B Common Stock.

      On July 2, 2003, Parent’s Chief Executive Officer contacted the Company’s President by telephone for the purpose of informing him of Parent’s interest in acquiring the Class B Shares. This contact did not lead to any substantive discussions between the parties. In addition, Parent’s Chief Financial Officer attempted to contact by telephone the members of the Company Board that comprise the special committee that considered and approved the proposed Company tender offer. Such attempts were unsuccessful.

      On July 3, 2003, Parent issued the following press release:

DURA AUTOMOTIVE TO COMMENCE TENDER OFFER TO ACQUIRE ALL CLASS B

COMMON STOCK OF METHODE ELECTRONICS FOR $23 PER SHARE

ROCHESTER HILLS, Mich., July 3 — DURA Automotive Systems, Inc. (Nasdaq: DRRA), announced today that it plans to commence a tender offer for all of the outstanding Class B Common Stock of Methode Electronics, Inc. (Nasdaq: METHB) at a price of $23.00 per share in cash. As of June 5, 2003, there were 1,087,305 shares of Class B Common Stock outstanding. Methode’s Class A Common Stock will not be subject to the tender offer.

The tender offer will be subject to customary conditions, including a majority of Methode Electronic’s Class B shares on a fully diluted basis being tendered and not withdrawn and the holders of Class B Common Stock continuing to have the right to elect directors representing up to approximately 75 percent of Methode’s board of directors. The offer will not be subject to due diligence or financing.

Methode is a key electronics supplier to the automotive industry. DURA is interested in Methode’s expertise in the areas of switches, sensors, electronic throttle controls, electronic control units and drive-by-wire technologies. DURA currently uses one or more of these devices on its parking brakes, pedals, power tire carriers, window regulators, seats and shifter systems.

“DURA has been very interested in Methode’s expertise in electronics over the years, however, the Class B shareholders’ control of the company has limited DURA’s investment opportunities,” said Larry Denton, president and chief executive officer of DURA Automotive. “With the recent disclosure that the Class B shareholders are interested in selling their shares, we have increased our focus on investing in Methode. We believe a strategic investment in Methode will strengthen DURA’s current and future product offerings by teaming with an experienced and well-respected electronics development staff. In addition, this partnership offers exciting growth opportunities for Methode through DURA’s extensive product offerings and customer base.”

      Shortly thereafter, the Company issued the following press release:

METHODE ELECTRONICS, INC. RESPONDS TO DURA AUTOMOTIVE’S

ANNOUNCEMENT OF A PLANNED UNSOLICITED TENDER OFFER
FOR ITS CLASS B SHARES

CHICAGO, July 3, 2003 — Methode Electronics, Inc. (Nasdaq: METHA) today announced that its Board of Directors will meet to evaluate and respond to Dura Automotive’s (Nasdaq: DRRA) announcement of its planned unsolicited cash tender offer for Methode’s outstanding Class B stock.

In the interim, Methode Electronics urges its Class B stockholders to defer making a determination whether to accept or reject any possible offer by Dura until the Board has met and issued its recommendation.

Warren Batts, Chairman of Methode’s Special Committee and a Class A Director of the Company said, “I do not believe that the planned tender offer by Dura is in the best interests of Methode’s Class A stockholders.”

There are currently 35.1 million shares of Class A stock outstanding and 1.1 million shares of Class B. Under the current corporate structure, the Class B stockholders control 75% of Methode’s board of directors. The market capitalization of Dura Automotive’s publicly traded common stock is approximately $164 million and Methode’s is approximately $416 million. Methode will advise stockholders of its position regarding this planned offer and state its reasons for such position as soon as feasible.

Methode Electronics is currently soliciting proxies to receive authorization from its Class A stockholders to acquire its Class B shares of stock. A special meeting is set for July 10, 2003 in that matter.

      On July 8, 2003, Purchaser commenced the Offer. In connection therewith, Parent delivered the following letter to the Board of Directors of the Company:

July 8, 2003

Board of Directors
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706

Member of the Board:

Dura Automotive Systems, Inc. today commenced an offer to purchase all of the shares of Class B Common Stock of Methode Electronics, Inc. for a price of $23.00 net per share in cash. Our offer represents a 15% premium over the per share price to be offered by Methode Electronics and does not require Methode Electronics to expend any funds. If we consummate our offer, we intend to exercise our rights as a Class B stockholder to elect the maximum number of directors to Methode Board of Directors. We further intend to instruct our representatives on the Methode Board of Director, subject to the proper exercise of their fiduciary duties, to support a special dividend to the holders of Methode’s Class A Common Stock in amount not less than $0.04 per share. Our offer is further described in the attached Offer to Purchase.

We are hereby requesting that the Methode Board of Directors take all actions necessary to facilitate our offer, including approving our offer, recommending it to Methode’s Class B stockholders and taking any action necessary to render Section 203 of the Delaware General Corporation Law inapplicable to it.

We are prepared to meet with you at your convenience to discuss our offer. I look forward to hearing from you.

Sincerely,

/s/ SCOTT D. RUED
Chairman of the Board

      On July 10, 2003, the Company announced that it had adjourned its special meeting of eligible Class A stockholders. The meeting was scheduled to be reconvened on July 24, 2003 at 10:00 A.M.

      On July 10, 2003, Parent sent a letter to the trustees and McGinley Trusts requesting the opportunity to meet with them to discuss the Offer. Such letter was filed with the SEC.

      On July 14, 2003, the Company announced that the McGinley Trusts terminated the agreement dated August 19, 2002, amended December 26, 2002, with Methode. Under this agreement, the McGinley Trusts and related family members had agreed to tender all of their shares of Class B Shares to the Company.

      On July 17, 2003, Dura’s Chief Executive Officer and Chief Financial Officer met with James W. McGinley and Robert R. McGinley, each co-trustees of the McGinley Trusts, and Manish C. Shah, a special fiduciary of the McGinley Trusts, to discuss the pending Offer. During this meeting, Dura’s representatives explained its business rational for the Offer. No agreements, arrangements or other understandings were reached as a result of this meeting.

      On July 21, 2003, the Company issued the following press release:

METHODE ELECTRONICS REACHES AGREEMENT WITH THE

WILLIAM J. MCGINLEY MARITAL TRUSTS

CHICAGO, July 21/ PRNewswire-FirstCall/—Methode Electronics, Inc. (Nasdaq: METHA) has reached an agreement with the William J. McGinley Marital Trusts and affiliated family members (the “McGinley Trusts”) which, when completed, will result in the redemption of its Class B stock and the elimination of the Company’s dual class structure.

The McGinley Trusts own an aggregate of 931,760 Class B shares. Under the Agreement, Methode today redeemed 750,000 of the McGinley Family Trusts Class B stock at $22.75 per share. The McGinley Trusts have agreed to vote their remaining shares in favor of a merger of the Class B shares pursuant to which all remaining holders of Class B shares will receive $23.55 per share. Upon shareholder approval of the merger the Company will have paid an overall blended price for all of the Class B stock of $23.00 per share, equal to the previously announced unsolicited tender offer by Dura Automotive Systems. Upon completion, the McGinley Trusts will receive an aggregate price of $22.90 per share for its Class B holdings.

Warren L. Batts, Chairman of the Special Committee of the Class A directors, said, “We are delighted to announce this agreement which is a favorable outcome for all Methode shareholders.”

      Later that day, the Company filed a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC in which it recommended that holders of Class B Shares not tender their Class B Shares in the Offer.

      On July 23, 2003, the Company announced that it had cancelled its special meeting of eligible Class A stockholders scheduled to reconvene on July 24, 2003 at 10:00 A.M. This cancellation was the result of the agreement, announced July 21, 2003, between the McGinley Trusts and affiliated family members and the Company.

      On July 29, 2003, Dura’s Chief Executive Officer and Chief Financial Officer met with James W. McGinley, Manish C. Shah and two employees of Stratos to discuss the possibility of establishing a strategic relationship between Stratos and Dura. During the course of meeting, the parties discussed the Offer and the circumstances surrounding the execution of the new agreement with the Company by the McGinley Trusts.

      On July 30, 2003, the Company announced that it had reached a new settlement with the plaintiff of the September 13, 2002 Class A shareholder lawsuit with regards to the new agreement that the Company entered into with the McGinley Trusts and affiliated family members announced on July 21, 2003. Under the new settlement, the Company agreed (as had been agreed in the original settlement) to declare and pay a special dividend of $0.04 per Class A share to the Class A shareholders within 60 days after the acquisition of the balance of the Class B common shares by merger or purchase. This settlement, which is subject to court approval, also provides for the dismissal of the litigation with prejudice and release of claims against all defendants.

      On July 31, 2003, Parent sent the following letter to the Board of Directors of the Company:

Board of Directors
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706

Members of the Board:

We were disappointed by the July 21, 2003 announcement that Methode Electronics, Inc. (“Methode”) had purchased 750,000 shares of its Class B Common Stock from the McGinley Trusts (the “Trusts”) and entered into a preclusive lock up agreement (the “Lock Up”) with the Trusts regarding their remaining Class B Shares. These actions directly contradict Methode’s stated commitment to obtain the approval of its Class A stockholders before repurchasing its Class B shares, and are inconsistent with the constructive dialogue we had with representatives of the Trusts on July 17, 2003. Moreover, these actions are draconian, preclusive steps, resulting from a flawed process, designed to prevent Dura Automotive Systems, Inc. (“Dura”) from consummating a transaction that is more favorable to Methode and all of its stockholders.

In light of the Methode Board’s recent actions, we intend to amend our pending tender offer in the following manner so that it will be clearly superior for all Methode stockholders to the transaction contemplated by the Lock Up:

1. Dura will increase its tender offer price for all of Methode’s currently outstanding Class B Common Stock to $50.00 per share (112.3% higher than the $23.55 per share price set forth in the Lock Up) and will waive the condition to its offer regarding the inapplicability of Section 203 of the General Corporation Law of the State of Delaware. Alternatively, if Methode and the Trusts wish, Dura will, subject to applicable securities laws, immediately terminate its tender offer and promptly purchase all of the Trusts’ Class B shares for $50.00 per share in cash. Once that purchase is completed, Dura will agree to commence a tender offer for all remaining outstanding Class B shares at $50.00 per share, again not subject to the Section 203 condition.

2. Dura will agree that, after completing its purchase of Class B shares, it will fund a special dividend payable to Methode’s Class A stockholders of $0.35 per share, and will instruct its representatives on the Methode Board, subject to the proper exercise of their fiduciary duties, to support an additional dividend by Methode of $0.26 per share, for a total special dividend of $0.61 per share, or over 15 times greater than the $0.04 per share dividend that Methode has agreed to pay to the Class A stockholders in connection with the proposed transaction.

3. Dura will further agree that, after completing its purchase of Class B shares, it will enter into a governance agreement with Methode. This agreement will provide that during its three-year term:

(a) Dura will vote its shares of Class B Common Stock to elect a Board of Directors of Methode that consists of a majority of independent directors (within the meaning of the proposed Nasdaq rules).

(b) Dura will not, without the approval of the independent directors of Methode, purchase any additional shares of Methode common stock or become part of a “group” that owns or seeks to acquire additional Methode common stock.

(c) Dura will not sell any of its Methode Class B Common Stock without giving Methode an appropriate right of first refusal and will support an amendment to Methode’s certificate of incorporation that will provide that the special voting rights of the Class B Common Stock will automatically terminate upon any transfer to any non-affiliate of the holder thereof.

(d) Dura will agree not to pursue a business combination transaction with Methode without the consent of the independent directors of Methode unless it is in response to a business combination proposal by a third party.

(e) All business transactions between Dura and Methode will be on arm’s-length terms and any material business transactions between the parties will be subject to the approval of the independent directors of Methode.

Based on our proposal, we believe your fiduciary duties under Delaware law compel you to terminate the Lock Up and accept our proposal, which is clearly superior to the pending merger transaction in every respect:

•	The Class B stockholders will receive a premium of 112.3% over the Lock Up price;

•	Our proposal provides the opportunity for quick payment to, and certainty for, the Trusts;

•	Our proposal currently involves no litigation;

•	The Class A stockholders will receive a total dividend of up to $0.61 per share, which is over 15 times greater than the dividend to be paid by Methode;

•	Methode will not be required to fund any amounts over and above what would have been required to be paid in connection with the proposed merger (Methode dividend of $0.26 per share will require approximately $9.18 million; proposed merger (cash-out of remaining Class B shares) and Class A dividend will require $9.35 million);

•	Methode will be managed by a Board of Directors that includes a majority of independent directors; and

•	The governance agreement will provide Methode with stability while at the same time permitting Dura to be a valuable, strategic business partner.

This letter is a statement of our current intentions and should not be construed as an amendment to our pending tender offer. Such an amendment will only be effected in the manner set forth in the Offer to Purchase, dated July 8, 2003.

Please contact us by 8:00 a.m. EST on August 4, 2003, so that we can effectuate the proposal set forth in this letter. As we stated in our prior July 8, 2003 letter, we are prepared to meet with you at your earliest convenience to discuss our proposal. We are willing to execute a standard confidentiality agreement as required in the Lock Up should you require this before agreeing to meet with us. We believe that such a meeting would be in the best interests of Dura, Methode and our respective stockholders. I look forward to hearing from you.

Sincerely,

/s/ LAWRENCE A. DENTON
Chief Executive Officer

      The discussion under the heading “12. Purpose of the Offer; Plans for the Company; Statutory Requirements; Appraisal Rights.” on page 21 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

12.     Purpose of the Offer; Plans for the Company; Statutory Requirements; Appraisal Rights.

      Purpose of the Offer; Plans for the Company. The purpose of the Offer is to acquire control of the Company Board. We currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company Board. We believe that such control will enable us to pursue several strategic initiatives with the Company. We do not have any current plans or proposals to seek to have the Company consummate a merger or other business combination with us (or one of our subsidiaries) or otherwise effect an extraordinary corporate transaction following the consummation of the Offer. We intend, however, to continuously evaluate the Company and our investment in the Class B Shares, and we reserve the right to change our plans and intentions.

      If we acquire Class B Shares pursuant to the Offer and depending upon the number of Class B Shares so acquired and other factors relevant to our equity ownership in the Company, we may, subsequent to the consummation of the Offer, seek to acquire additional Class B Shares or Class A Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. Other factors relevant to our equity ownership would include the current trading price or prices of such shares, the condition of the Company’s business, operations, results of operations and prospects, the Company’s competitive position within its industry as well as overall general economic conditions of the U.S. economy. We also reserve the right to dispose of Class B Shares or Class A Shares that we have acquired or may acquire. We currently do not have any plans or proposals to acquire or dispose of additional Class B Shares or Class A Shares.

      We intend, promptly after the consummation of the Offer, to request that some or all of the current Class B designees serving on the Company Board to resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to promptly elect our designees to the Company Board.

      In connection with our consideration of the Offer, we believe, based on available information, that our investment in the Company will strengthen Parent’s current and future product offerings by providing it access to the Company’s experienced and well-respected electronics development staff. Parent currently uses many devices similar to those manufactured by the Company in its parking brakes, pedals, power tire carriers, window regulators, seats and shifter systems. Parent believes that a strategic partnership with the Company will provide opportunities for the Company to expand its customer base and geographic reach, strengthen its existing supply relationship with Parent and accelerate the Company’s product development efforts with respect to sensors, electronic throttle controls and electronic control units. Parent believes that such a strategic partnership could be effected through a joint venture, joint development agreement or a similar arrangement. Parent believes, based upon its knowledge of the industry, that the Company’s current dependence on its switch product lines will become increasingly risky as these products become progressively more commoditized and susceptible to competition from lower-cost providers in countries such as China. In order to grow profitably in the future, the Parent believes that the Company will need to find a way to distinguish itself in the marketplace by offering top-of-the-line electro-mechanical products. Parent believes that its extensive engineering and production capabilities, global customer base, industry credibility, safety certification, and market access can be beneficial to the Company in this regard. Parent does not have any current plans or proposals to alter the day-to-day operations of the Company in the event the Offer is completed thereby allowing the Company to retain its the current corporate culture. In addition, Parent will, if the Offer is completed, be supportive of the Company’s product research and development initiatives and may, if the circumstances warrant, provide additional financing support for such efforts.

      Except as disclosed in this Supplement or the Offer to Purchase, Parent currently has no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, taken as a whole;

•	any material change in the dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the Company’s corporate structure or business;

•	any class of equity securities of the Company’s being delisted from a national securities exchange;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

      Statutory Requirements. In general, Section 203 of Delaware Law prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. A “business combination” is defined to include a merger, consolidation or similar type of transaction and the receipt by the interested stockholder of the benefits directly or indirectly (except proportionally as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Delaware corporation.

      The provisions of Section 203 do not apply to a Delaware corporation if, among other things, (i) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (ii) such corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on Nasdaq or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (iii) the business combination is proposed by an interested stockholder prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

      We have waived the satisfaction of the Section 203 Condition. As a result, if we purchase Class B Shares pursuant to the Offer or otherwise and Section 203 is applicable, we will be limited in our ability to engage in a “business combination” with the Company. We believe we would be able to engage in a “business combination” if (i) such “business combination” is approved by the Company Board and authorized at an annual or special meeting of stockholders of the Company, and not by written consent, by the affirmative vote of at least 66 2/3% in voting power of the outstanding Common Shares not owned by us or our affiliates and associates; or (ii) such “business combination” occurs after the expiration of three years following the date we became an interested stockholder. The Purchaser and Parent believe that the Offer may not result in either Purchaser or Parent becoming an “interested stockholder” under Section 203 because the Offer is for less than 15% of the Company’s outstanding voting stock.

      Appraisal Rights. You do not have appraisal rights in connection with the Offer.

      The discussion under the heading “13. Dividends and Distributions.” on page 23 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

13.     Dividends and Distributions. If, on or after July 3, 2003, the Company should split, combine or otherwise change the Class B Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Class B Shares or issue or sell any additional Class B Shares (other than Class B Shares issued pursuant to and in accordance with the terms in effect on July 3, 2003, of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under “The Offer—Section 14”, we may, in our sole discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate including the number or type of securities to be purchased.

      If, on or after July 3, 2003, the Company should declare or pay any dividend on the Class B Shares or any distribution with respect to the Class B Shares (including the issuance of additional Class B Shares or other securities or rights to purchase of any securities) that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the Purchaser or its nominee or transferee on the Company’s stock transfer records of the Class B Shares purchased pursuant to the Offer, then, without prejudice to our rights under “The Offer—Section 14”, (i) the purchase price per Share payable by us pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer or (b) be exercised for our benefit at our direction, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as we determine in our sole discretion.

      If an event described above occurs and we make adjustments in the purchase price and fewer than 10 business days remain before the Expiration Date, we will extend the Offer as necessary to allow at least 10 business days between the announcement of such changes in price and the Expiration Date.

      The discussion under the heading “14. Conditions of the Offer.” on page 23 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

14.     Conditions of the Offer. Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Class B Shares promptly after termination or expiration of the Offer), pay for any Class B Shares, and may terminate or amend the Offer, unless, prior to the Expiration Date, (i) there is validly tendered and not withdrawn a number of Class B Shares that represents at least a majority of the total number of Class B Shares outstanding on a fully diluted basis, and (ii) Purchaser being satisfied, in its reasonable discretion, that the Rights are inapplicable to the Purchaser or its Parent as a result of the Offer, or (iii) if, at any time on or after July 3, 2003, and before the Expiration Date (or thereafter in relation to any condition dependent upon the receipt of governmental approvals), any of the following conditions exist:

           (i)     there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign, or supranational, before any court or governmental authority or agency, domestic, foreign or supranational,

                (a)     challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Class B Shares by us or any of our subsidiaries or affiliates,

                (b)     seeking to obtain material damages with respect to or otherwise directly or indirectly relating to the transactions contemplated by the Offer,

                (c)     seeking to impose limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Class B Shares, including, without limitation, the right to vote any Class B Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to the Company’s stockholders (including the rights of the existing holders of the Class B Shares voting as a separate class to elect directors under the Company’s certificate of incorporation),

                (d)     seeking to require divestiture by us or any of our subsidiaries or affiliates of any Class B Shares,

                (e)     seeking to restrain or prohibit in any material respect the ability by us or any of our subsidiaries or affiliates to engage in any transactions with the Company or any of its subsidiaries or affiliates following the completion by the Offer,

                (f)     that otherwise, in our reasonable judgment, has or may have a material adverse effect on either the value of the Company or any of its subsidiaries or affiliates or the value of the Class B Shares to us or any of our subsidiaries or affiliates (including, but not limited to, the rights of the existing holders of the Class B Shares under the Company’s certificate of incorporation); or

           (ii)     any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for the Class B Shares, by any court, government or governmental authority or agency, domestic, foreign or supranational, or of any applicable foreign statutes or regulations (as in effect as of July 3, 2003), to the Offer that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (f) of paragraph (i) above; or

           (iii)     any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in our reasonable judgment, is or may be materially adverse to the Company or any of its affiliates, or, in our reasonable judgment, any change occurs or is threatened that has or may have a material adverse effect on either the value of the Company or any of its affiliates or the value of the Class B Shares to us or any of our subsidiaries or any of our affiliates (including, but not limited to, the rights of the existing holders of the Class B Shares under the Company’s certificate of incorporation); or

           (iv)     the Company or any of its subsidiaries has

                (a)     acquired or otherwise caused a reduction in the number of the outstanding Class B Shares such that fewer than 100,000 Class B Shares are outstanding at any time,

                (b)     issued or sold, or authorized or proposed the issuance or sale of, any Class B Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares pursuant to and in accordance with the terms in effect on July 3, 2003, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock,

                (c)     declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company (other than the special dividend to the holders of the Class A Shares in the amount of $0.04 per share),

                (d)     authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have a material adverse effect on either the value of the Company or any of its subsidiaries or affiliates or the value of the Class B Shares to us or any of our subsidiaries or any of our affiliates (including, but not limited to, the rights of the existing holders of Class B Shares under the Company’s certificate of incorporation),

                (e)     amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the Rights Agreement that, in our reasonable judgment, has or may have a material adverse effect on either the value of the Company or any of its subsidiaries or affiliates or the value of the Class B Shares to us or any of our subsidiaries or any of our affiliates (including, but not limited to, the rights of the existing holders of Class B Shares under the Company’s certificate of incorporation),

                (f)     entered into an agreement with Parent or one of its subsidiaries providing for the transactions contemplated by the Offer; or

           (v)     (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or (b) any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in our reasonable judgment, has or may have a material adverse effect on either the value of the Company or any of its subsidiaries or affiliates or the value of the Class B Shares to us or any of our affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer or the acceptance for payment of or payment for some or all of the Class B Shares); or

           (vi)     the Company or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Class B Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase, which, in our reasonable judgment, in any such case, and regardless of the circumstances giving rise to any such condition, has or may have a material adverse effect on either the value of the Company or any of its subsidiaries or the value of the Class B Shares to us or any of our affiliates.

      The foregoing conditions are for the sole benefit of Parent, the Purchaser and their affiliates and may be asserted by us or Parent in our reasonable discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our reasonable discretion in whole or in part at any time or from time to time before the Expiration Date or as they relate to the receipt of any necessary governmental approvals, before payment for any Class B Shares pursuant to the Offer. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time before the Expiration Date or the payment date, as applicable. Any determination made by us concerning the events described in this Section 14 shall be final and binding upon all parties.

      The discussion set forth under the heading “15. Certain Legal Matters; Regulatory Approvals.” on page 26 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

15.     Certain Legal Matters; Regulatory Approvals.

      General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Class B Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Class B Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. There is, however, no current intent to delay the purchase of Class B Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Class B Shares thereunder. Our obligation under the Offer to accept for payment and pay for Class B Shares is subject to the conditions set forth in “The Offer— Section 14.”

      State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and the Company, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

      In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting Class B Shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

      If any government official or third party seeks to apply any state takeover law to the Offer, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Class B Shares, and we may be unable to accept for payment or pay for Class B Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, we may not be obligated to accept for payment or pay for any tendered Class B Shares. See “The Offer— Section 14.”

      Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. We have concluded that the purchase of Class B Shares pursuant to the Offer is not subject to such requirements and, as a result, believe the Offer can be consummated in compliance with federal and state antitrust laws.

      Other. Based upon our examination of publicly available information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Class B Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. We are seeking further information regarding the applicability of any such laws. We are currently unaware of any filings or approvals required by such foreign countries in connection with the Offer. If we do determine any such laws are applicable to the Offer, we intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Class B Shares. See “The Offer— Section 14.”

      We do not have any current plans to seek to have the Company consummate a merger or other similar business combination with us (or one of our subsidiaries) or otherwise effect an extraordinary corporate transaction. If our intentions change, any merger or other similar business combination that we propose would have to comply with any applicable U.S. federal law. In particular, if such merger or other business combination or any other transaction resulted in all or substantially all of the holders of Class A Shares receiving cash for their Class A Shares, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

      The discussion under the heading “16. Fees and Expenses.” on page 28 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

16.     Fees and Expenses. We have retained MacKenzie Partners, Inc. to act as the information agent and Wachovia Bank, N.A. to act as the depositary in connection with the Offer. The Information Agent may contact holders of Class B Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent will receive $11,500 and the Depositary will receive $10,000 plus $1,000 for each extension of the Offer and additional tender based fees as compensation for their respective services, and each will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

      We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Class B Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

      No person has been authorized to give any information or make any representation on behalf of Parent or the Purchaser not contained in this Supplement, the Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

      We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. We have filed an amendment to the Schedule TO to file, among other things, this Supplement. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer— Section 9” of the Offer to Purchase.

August 4, 2003	MEI INVESTMENT CORP.

      Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Class B Shares and any other required documents should be sent to the Depositary at the address set forth below:

The Depositary for the Offer is:

WACHOVIA BANK, N.A.

By Mail: Corporate Actions — NC 1153 1525 West W.T. Harris Blvd. — 3C3 Charlotte, North Carolina 28288-1153	By Overnight Courier: Corporate Actions — NC 1153 1525 West W.T. Harris Blvd. — 3C3 Charlotte, North Carolina 28262-1153	By Hand (Call of Appointment): Corporate Actions — NC 1153 1525 West W.T. Harris Blvd. — 3C3 Charlotte, North Carolina 28288-1153

By Facsimile:

(For Eligible Institutions Only)
(704) 590-7618

Confirm Facsimile Transmission:

(By Telephone Only)
(800) 892-8432

      If you have questions or need additional copies of this Supplement, the Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
(800) 322-2885 (Toll Free)

E-MAIL: proxy@mackenziepartners.com